Exhibit 99.2

Attachment

Conversion to International Financial Reporting Standards

As of 1 January 2009 DHT Maritime, Inc will prepare financial statements using International Financial Reporting Standards (IFRS). This is a conversion from US GAAP as the Company’s financial reporting language.

This attachment presents the IFRS balance sheets for 1 January 2008 and 31 December 2008. These balance sheets are reconciled to the previously released US GAAP financial statements. Additionally, the IFRS transition principles adopted and the accounting principles used for the Company’s IFRS financial statements are disclosed, as well as a discussion of the principle differences for the Company between IFRS and US GAAP.

Transition to IFRS, and basis for preparation of DHT Maritime, Inc IFRS financial statements

The IFRS opening balance sheet as of 1 January 2008 is prepared on the basis of IFRS 1 “First-Time Adoption of IFRS”. The main principle is that the opening balance is to be prepared on a retrospective basis, i.e. as if IFRS always had been used. However there are certain exemptions. The Company has elected to utilize the option under IFRS 1 to not apply IFRS 3 retrospectively related to past business combinations completed as of 1 January 2008. The impact of this policy decision is that prior business combinations will continue to be accounted for as they were under US GAAP.

Explanation of transition effects

Generally there are only identified minor effects from the transition from US GAAP to IFRS for the Company. There are no identified effects on the income statement and the cash flow statement, and consequently those statements are not presented in this attachment. The effects on the balance sheet are described below:

Debt issuance cost

Debt issuance costs have under US GAAP been treated as an asset, and amortised over the life of the related debt. Under IFRS, when debt is accounted for using the effective interest method, the debt issuance costs are included in the amortised cost calculation and presented as a reduction of the debt in the balance sheet.

Presentation of derivatives

According to IAS 1 derivative financial liabilities and assets shall be classified as current or non-current based on certain criteria. Due to the fact that the Company’s derivatives are held for economic hedging purposes, only the portion that are due less than one year from the balance sheet date will be treated as current.

IFRS Opening balance
	Note	USGAAP 31.12.07	IFRS Adjustments	IFRS 01.01.08
(Dollars in thousands, except Share and per share amounts)
ASSETS
Current assets
Cash and cash equivalents		10,365		10,365
Voyage receivables from OSG		1,547		1,547
Prepaid expenses		318		318
Prepaid technical management fee to OSG		1,357		1,357

Total current assets		13,587		13,587

Vessels, net of accumulated depreciation		398,005		398,005
Deferred debt issuance costs	1	1,337	(1,337)	-
Deposits for vessel acquisitions		9,145		9,145
Prepaid expense		134		134
Total assets		422,208		420,871

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities
Accounts payable and accrued expenses		4,409		4,409
Unrealized loss on interest rate swap	2	10,218	(7,225)	2,993
Deferred shipping revenues		7,006		7,006
Current instalment of long-term debt		75,000		75,000
Total current liabilities		96,633		89,408

Long-term liabilities
Long-term debt	1	253,700	(1,337)	252,363
Unrealized loss on interest rate swap	2		7,225	7,225
Total long-term liabilities		253,700		259,588

Shareholders' equity
Preferred stock*		-		-
Common stock**		300		300
Paid-in additional capital		108,760		108,760
Retained earnings/(deficit)		(26,967)		(26,967)
Accumulated other comprehensive income/(loss)		(10,218)		(10,218)

Total stockholders' equity		71,875		71,875
Total liabilities and stockholders' equity		422,208		420,871

* Preferred stock ($ 0.01 par value, 1,000,000 shares authorized, non issued)
**Common stock ($ 0.01 par value, 100,000,000 authorized, 39,238,807 and 30,030,811 shares issued and outstanding respectively).

Comment to IFRS adjustments
1) Debt issuance cost is included in the amortised cost calculation of long term debt under IFRS.
2) Reclassification of non-current portion of derivatives
The adjustments are further described under the paragraph "explanation of transition effect" above.

IFRS Balance 31.12.2008
	Note	USGAAP 31.12.08	IFRS Adjustments	IFRS 31.12.08
(Dollars in thousands, except Share and per share amounts)
ASSETS
Current assets
Cash and cash equivalents		59,020		59,020
Voyage receivables from OSG		8,791		8,791
Prepaid expenses		382		382
Prepaid technical management fee to OSG		768		768

Total current assets		68,961		68,961

Vessels, net of accumulated depreciation		462,387		462,387
Deferred debt issuance costs	1	1,148	(1,148)	-
Total assets		532,496		531,348

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities
Accounts payable and accrued expenses		6,400		6,400
Unrealized loss on interest rate swap	2	26,418	(15,473)	10,945
Deferred shipping revenues		7,855		7,855
Total current liabilities		40,673		25,200

Long-term liabilities
Long-term debt	1	344,000	(1,148)	342,852
Unrealized loss on interest rate swap	2		15,473	15,473
Total long term liabilities		344,000		358,325

Shareholders' equity
Preferred stock*		-		-
Common stock**		392		392
Paid-in additional capital		200,570		200,570
Retained earnings/(deficit)		(26,721)		(26,721)
Accumulated other comprehensive income/(loss)		(26,418)		(26,418)

Total stockholders' equity		147,823		147,823
Total liabilities and stockholders' equity		532,496		531,348

* Preferred stock ($ 0.01 par value, 1,000,000 shares authorized, non issued)
**Common stock ($ 0.01 par value, 100,000,000 authorized, 39,238,807 and 30,030,811 shares issued and outstanding respectively).

Comment to IFRS adjustments
1) Debt issuance cost is included in the amortised cost calculation of long term debt under IFRS.
2) Reclassification of non-current portion of derivatives
The adjustments are further described under the paragraph "explanation of transition effect" above.

Summary of significant accounting policies:

Basis of presentation and accounting

The DHT Maritime, Inc. consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS as issued by the International Accounting Standards Board). The financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The principal accounting policies are set out below.

Basis of consolidation

The consolidated financial statements comprise the financial statement of DHT Maritime, Inc and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed during the year are included in the consolidated financial statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.. All intercompany balances and transactions have been eliminated upon consolidation or combination.

Acquisitions of subsidiaries are accounted for using the purchase method. The cost of the business combination is measured as the aggregate of fair values of assets given, liabilities incurred or assumed, and equity instruments issued by the Company in exchange of control of the acquiree, plus any costs directly attributable to the business combination.

The cost of the business combination in excess of the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities is accounted for as goodwill.

Cash and cash equivalents

Interest-bearing deposits that are highly liquid investments and have a maturity of three months or less when purchased are included in cash and cash equivalents.. The carrying value of cash and cash equivalents approximates its fair value.

Vessels

Fixed assets are stated at historical cost, less subsequent depreciation and impairment, if any. At October 18, 2005, the Company recorded the Initial Vessels at their historical cost to OSG. For vessels purchased, these costs include expenditures that are directly attributable to the acquisition of these vessels. Depreciation is calculated on a straight-line basis over the useful life of the vessels, taking residual values into consideration, and adjusted for impairment charges, if any. The Initial Vessels are being depreciated over periods ranging from 14 to 23 years, which represent the Initial Vessels’ remaining useful life at the date of acquisition from OSG. The Overseas Newcastle and the Overseas London are being depreciated over a period of 18 years.

The estimated useful lifes, and residual values are reviewed at each year end, with the effect of any changes in estimate accounted for on a prospective basis. Each vessel’s residual value is equal to the product of its lightweight tonnage and an estimated scrap rate per ton.

In accordance with IFRS, each component of the vessels, with a cost significant to the total cost, is separately identified and depreciated, on a straight-line basis, over that component’s useful life.

Deferred drydock expenditures

On October 18, 2005, the Company entered into ship management agreements with Tanker Management, a subsidiary of OSG, for the technical management of its Initial Vessels in exchange for a fixed fee for each vessel. As part of the ship management agreement, OSG was responsible for drydocking costs. These agreements were terminated effective January 16, 2009.

Drydock expenditures incurred after the agreement was terminated have been recognized as an asset when the recognition criteria were met. The recognition is made when the dry-docking has been performed and is depreciated based on estimated time to the next inspection.  Any remaining carrying amount of the cost of the previous inspection is de-recognized. Ordinary repairs and maintenance expenses are charged to the income statement during the financial period in which they are incurred.

Impairment of long-lived assets

The carrying amounts of long-lived assets held and used are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. An asset’s recoverable amount is the higher of an asset’s or cash generating unit’s (CGU) fair value less cost to sell and its value in use and is determined for each individual asset (vessel), unless the asset does not generate cash inflows that are largely independent of those other assets or groups of assets. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. This assessment is made at the individual vessel level since separately identifiable cash flow information for each vessel is available.

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount, however not to an extent higher than the carrying amount that would have been determined, had no impairment loss been recognized in prior years.  Such reversals are recognized in the profit and loss account.

Leases

The determination of whether an arrangement is, or contain a lease, is based on the substance of the arrangement at inception date.  Leases in which a significant portion of the risks and rewards of the ownership are retained by the lessor are classified as operating lease. The Company’s vessels are treated as operating leases. Payments made under operating leases are further described in the paragraph discussing revenue.

Revenue and expense recognition

Revenues from time charters and bareboat charters are accounted for as operating leases and are thus recognized ratably over the rental periods of such charters.

For time and bareboat charters, time charter equivalent revenues represent shipping revenues less brokerage commissions, if applicable, which are included in voyage expenses.

The Initial Vessels operated in either the Tankers International Pool (VLCCs) or the Aframax International Pool (Aframaxes) during the three years ended December 31, 2008, except the  Overseas Ania  which left the Aframax International pool as of July 1, 2008 and is chartered by OSG to its wholly-owned subsidiary, OSG Lightering. For vessels operating in such pools, revenues and voyage expenses are pooled and allocated to each pool’s participants on a time charter equivalent basis in accordance with an agreed-upon formula.

Vessel expenses include crew costs, vessel stores and supplies, lubricating oils, maintenance and repairs, insurance and communication costs.

As part of all of the time charters and one of the bareboat charters that the Company has entered into with subsidiaries of OSG with respect to its Vessels, the Company has the opportunity to earn additional hire when vessel earnings exceed the basic hire amounts set forth in the charters. Additional hire, if any, is calculated and paid quarterly in arrears and recognized as revenue in the quarter in which it was earned.

On October 18, 2005, and as subsequently amended, the Company entered into ship management agreements with Tanker Management, a subsidiary of OSG, for the technical management of its seven Initial Vessels in exchange for a fixed fee. As part of the ship management agreements, OSG was responsible for drydocking costs.

The Company entered into new ship management agreements with Tanker Management for the Initial Vessels with effect from January 16, 2009.  The new ship management agreements are described in Note J in the 2008 financial statements.

Financial liabilities

Financial liabilities are classified as either financial liabilities “at fair value through profit or loss” (FVTPL) or “other financial liabilities”. The FVTPL category comprises the Company’s derivatives. Other financial liabilities of the Company are classified as “other financial liabilities.

a)	Other financial liabilities

Other financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

b)	Derivatives

The Company uses interest rate swaps to convert interest-bearing debt from floating to fixed rate. The swaps have been designated and have qualified as cash flow hedges until December 31, 2008. The Company applied hedge accounting until December 31, 2008, however chooses to discontinue hedge accounting prospectively.

Derivatives are initially recognised at fair value at the date a derivative contract is entered into and are subsequently re-measured to their fair value at each balance sheet date. The resulting gain and loss is recognized in profit or loss immediately unless the derivative is designed as a hedging instrument.

When a derivative is an effective hedge instrument, a change in the fair value is either offset against the change in fair value of the hedged item or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of effective hedges is immediately recognized in income. Derivatives that are not effective hedges are fully adjusted through income. However the Company assumes no ineffectiveness.

When the Company chooses to discontinue hedge accounting prospectively from 1.1.2009, the unrealized gains and losses on the derivative instruments recognized in comprehensive income remains in comprehensive income until the hedged forecast transaction occurs.

Fair Value Measurement

The fair value of financial instruments that are actively traded in organized markets is determined by reference to quoted marked bid prices. For financial instruments where there is no active market, fair value is determined using valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; discounted cash flows analysis or other valuation models.

Financial assets – receivables

Trade receivables are measured at amortised cost using the effective interest rate method, less any impairment. Normally the interest element could be neglected due to the fact that the receivables are short term. The Company regularly reviews its accounts receivables and estimates the amount of uncollectible receivables each period and establishes an allowance for uncollectible amounts.  The amount of the allowance is based on the age of unpaid amounts, information about the current financial strength of customers, and other relevant information.

Derecognition of financial assets and financial liabilities

The Company derecognises a financial asset only when the contractual rights to cash flows from the asset expire; or it transfers the financial asset and substantially all risks and reward of ownership of the asset to another entity.

The Company derecognises financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire.

Other Comprehensive Income

Accumulated other comprehensive income consists entirely of unrealized gains and losses on derivative instruments.

Foreign currency

The functional currency of the Company and each of the Vessel Subsidiaries is the U.S. dollar. Monetary assets and liabilities denominated in other currencies are translated at the year end exchange rates. Foreign currency revenues and expenses are translated at transaction date exchange rates. Exchange gains and losses are included in the determination of net income.

Concentration of risk

All of the Company’s vessels are chartered to OSG.  All of the Company’s debt and counterparty for its interest rate swaps are with the same financial institution.

Balance Sheet Classification

Current assets and short-term liabilities include items due less than one year from the balance sheet date, and items related to the operating cycle, if longer.  The current portion of long-term debt is included as current liabilities.  Other assets than those described above are classified as non-current assets.

Where the Company holds a derivative as an economic hedge (even if hedge accounting is not applied) for a period beyond 12 months after the balance sheet date, the derivative is classified as non-current (or separated into current and non-current) consistent with the classification of the underlying item.

Related parties

Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.  Parties are also related if they are subject to common control or common significant influence.  All transactions between the related parties are recorded at ‘arm’s length’ (estimated market value).

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Stock Compensation

Employees of the Company receive remuneration in the form of restricted common stock, that is subject to vesting conditions. Equity-settled share based payment is measured at the fair value of the equity instrument at the grant date.

The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest.

Segment information

The Company does only have one operating segment, and consequently does not provide segment information.

Adoption of new accounting standards

The Company assessment is that none of the new or amended standards and interpretations below will lead to changes in the Company’s accounting principles.

Standards and interpretations effective in current period
●	IFRIC 13 Customer loyalty programmes
●	IFRS 2 (amendment): Share-based payment: Vesting condition and cancellation
●	IAS 1 (revised): Precentation of financial statements
●	IAS 23 (revised): Borrowing costs
●	IAS 32 and IAS 1 (amendment) – Puttable financial instruments and obligations arising on liquidation
●	IFRS 1 and IAS 27 - Cost of an investment in a subsidiary, jointly-controlled entity or associate
●	IFRS 1 First time adoption: Restructured
●	Improvements to IFRS (May 2008)
●	IFRIC 15 Agreements for the construction of real estate
●	IFRIC 16 Hedges of a net investment in a foreign operation
●	IFRIC 18 Transfer of assets